Harmony Turbines

Infrastructure Technology Social Impact Lifestyle Wind Turbine

Harmony Turbines ...we now have the power to change the world!

HARMONYTURBINES.COM HERSHEY PENNSYLVANIA


HarmonyTurbines.com



I chose Harmony because I knew it could help us become something better than we are today! Current residential wind power options for homeowners are terrible right now, but we can fix that! Let's help each other and our precious planet all at the same time! ...Challenges never scare me; closed-minded people scare me!

Christopher Moore Owner / CEO @ Harmony Turbines

Why you may want to support us...

1. Patented technology allows Harmony Turbines to give much better ROI than similar competitor models.
2. Millions of potential residential customers waiting for a good product to finally meet their needs.
3. Other residential units only produce max power in a very tight range of wind speeds giving low ROI.
4. Affordable straight-forward design that is both beautiful and powerful with a quick ROI.
5. Turbine scoops have unique ability to furl in higher winds while still producing max power output.
6. Low cost easy to maintain residential, boating and RV units, no dangerous climbing for maintenance.
7. Generator is revolutionary in design allowing for high power output with zero startup resistance.
8. Little to no noise during operation and no danger to wildlife in any way.

Why investors ❤ us

WE'VE RAISED $30,800 SINCE OUR FOUNDING

I have been watching Christopher with on this project since just about the beginning. He is honestly trying to accomplish something good and beneficial in sustainable wind energy that is just not not being done. There is still a lot of work to be done but he has been honest and transparent since the beginning and I believe that if this technology can be efficient and effective Chris will make this happen.

Louis Fernandez

I've been following Chris on his Harmony project for the last 3 years. He is an avid tech enthusiast with the kind of dedication, perseverance and attention to detail required to potentially morph into a successful entrepreneur. I am an angel investor for the last 20 years and I know a good product and a good entrepreneur when I see one. The Harmoney wind turbine has an ingenious design which will have great application potential for both domestic and commercial use in a world going towards a more efficient energy model, especially when it's combined with solar. I wish him great success in his venture!

Cao SHAOSHAN

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Christopher Moore

Owner / CEO

Entrepreneur, inventor, tinkerer working with Clean Energy technologies for over 20 years doing everything that I can to make the world and our lives better than they are today. ...Challenges never scare me; closed-minded people scare me!

Hannah Salmeron

Public Relations Officer

Highly motivated dedicated worker strong sense of creativity and design.

Terry Burkhart

Fabrication and Assembly

Bradley Hass

Engineering and Fabrication



Cheryl Moore

Secretary

Owns and operates Somehow Healthy smoothie truck in Hershey, PA. Masters Degree in Information Systems plus heavy experience in HR and Analytics.

Downloads

Pitch Deck for Equity Crowdfunding.pdf

Harmony Turbines ...we now have the power to change the world!

I started doing Clean Energy Research 20 years ago and have been working since that time to find a way to do this type of work for a living. I don't need to be rich or famous; I only ever wanted to do my part in helping to make the world a better place.



My workshop is always been open to those willing to learn and grow, to that end I will often volunteer at schools to do science presentations trying to help expose our younger generation to the many possibilities that science and engineering have to offer.



Over the years I did a lot of work with open source projects on my OUPower.com website, where I was conducting research on Pulse Motors, Electromagnetics, Gravity Engines, HHO (Hydroxy), PMM (Permanent Magnet Motors) and other assorted things.
I documented all of my designs and work there so that others could replicate my findings. It was a great base for the work I would be doing later in life. That website still exists today as a living archive and testament to the work we did. I have thousands of hours documented on projects that I and many others did over the 12 or so years that the site was highly active.


Proceed to another page of the Electrolyzer v6 Project:
Sorry... No description for this picture at this time.
The picture name is: 2008_0817_193102.jpg
Sorry... No description for this picture at this time.
The picture name is: 2008_0818_204824.jpg
2008_0712_010318.jpg
Sorry... No description for this picture at this time.
The picture name is: 2008_0712_010334.jpg
Sorry... No description for this picture at this time.
The picture name is: 2008_0712_010354.jpg

In the past 3 years I began focusing on some projects that I felt had the best possibility of turning into a viable source of income for myself and my family. To that end I began patent work on my Harmony Vertical Axis Wind Turbine design. It was actually an invention that I came up with, back in 2010 or 2011 but I had to wait for my skills in CAD and 3D printing to catch up to the ideas in my head. Once I became proficient at CAD and 3D printing, prototyping my ideas became much easier. Harmony VAWT was born!


WARNING
DO NOT TOUCH!

You can go to my YouTube Channel and watch dozens of videos of my projects over the years plus the past few years specifically dedicated to our Harmony Turbines project.



I have a LOT of other inventions and designs to develop as I try to do my small part, my little piece of the puzzle, to make our world and our lives, something better than they are today. Harmony is just the tip of that iceberg; it's my flagship product toward turning that dream into a reality! -Won't you please join us in that effort!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Our company Harmony Turbines, makes beautiful, safe, affordable wind turbines so that everyone can have them for their homes to reduce or eliminate their monthly electric bill.

Where will your company be in 5 years?

In 5 years we'd like to have harmony licensed out to dozens of manufacturers around the world producing affordable quality Harmony Turbine products for the residential, boating and RV markets. We would also consider selling Harmony Turbines Inc and our Intellectual Property to the right company that cares about getting our technology out into the world to make a positive difference for our environment. This should give investors multiple exit opportunities as we grow over the next few years.

Why did you choose this idea?

I chose Harmony because I knew it could help us become something better than we are today! Current residential wind power options for homeowners are terrible right now, but we can fix that! Let's help each other and our precious planet all at the same time! ...Challenges never scare me; closed-minded people scare me!

How far along are you? What's your biggest obstacle?

I began working on this project 2 years ago under my private company Creating Moore, LLC. I was 100% self funded until in 2019 we received a $10k pre-seed grant to assist in building the current 5Ft prototype. Since we have already made numerous prototypes to prove our concepts and technology over the past two years it's now time to produce our MVP (Minimum Viable Product) prototype which will give us the performance and production data that we need to validate our product(s). This next prototype will also give us a much better gauge on production and fabrication requirements as well as costs; laying the foundation for agreements with manufacturers. Our biggest need right now is funding so that we can support these next important steps.

Who competes with you? What do you understand that they don't?

There are a number of small residential wind turbine companies out there but these products are based off of narrow-minded thinking and models that do not address all of the needs of the homeowner. Harmony Turbines checks all of the boxes that matter to homeowners in a way that no other product can do right now. We have an affordable product with great performance characteristics and a quick ROI. It will be easy to maintain, silent in operation, pose no danger to our environment or animals and be a pleasure to look at. Who wouldn't want to purchase a product like that for their home?

How will you make money?

Selling and/or licensing the manufacturing rights for our patented products to manufacturers around the world. We plan on licensing/selling these rights to companies that uphold our values for getting our exceptional products to the marketplace in an affordable and fair manner. This will ensure the widest distribution of our products around the world so that everyone can benefit from what we have created.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We need to be first to market with our highly disruptive technology before competitors try to copy us with bad knock-offs. If we do this properly and our products make solid sense for the homeowner then we will succeed. Nothing else in the residential market even comes close to making sense right now, so Harmony could fill an enormous multi-billion dollar global market need. We need the early funding and support of a caring and engaged investment community to help us move to the next stage with our products. We have the technology that could become the new worldwide standard in residential wind power generation. Let's build that future together!